SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

(405) 429-5500

VIA EDGAR

September 29, 2016

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lisa Krestynick

Re:	SandRidge Energy, Inc.
Form T-3 (File No. 022-29025)

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 (File No. 022-29025) (as amended, the “Form T-3”) of SandRidge Energy, Inc. (the “Company”), initially filed on July 18, 2016 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of the indenture governing the Company’s new 0.00% Convertible Senior Subordinated Notes due 2020.

On September 26, 2016, the Company filed Amendment No. 1 to the above referenced Form T-3. In accordance with Section 307(c) of the Act, we hereby respectfully request the acceleration of the effectiveness of the above referenced Form T-3 so that it may become effective at or prior to 3:00 p.m. (Eastern time) on September 30, 2016 or as soon as reasonably practicable thereafter.

In connection with the filing of the Form T-3, the Company hereby acknowledges that:

•	should the Commission or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 835-3786 to confirm the effectiveness of the Form T-3.

Very truly yours,

SANDRIDGE ENERGY, INC.

By:	/s/ Philip T. Warman
Name:	Philip T. Warman
Title:	Senior Vice President, General Counsel and Corporate Secretary